BP HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. § 200.83	BP p.l.c. 1 St James’s Square London SW1Y 4PD United Kingdom Switchboard: +44 (0)20 7496 4000 Central Fax: +44 (0)20 7496 4630 Telex: 888811 BPLDN X G

23 January 2015

Mr. Brad Skinner,
Senior Assistant Chief Accountant,
Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549-7010

Dear Mr. Skinner,

Re:	BP p.l.c.
Form 6-K for the Fiscal Quarter Ended 30 September 2014
Filed 28 October 2014
File No. 001-06262

I refer to your letter dated 17 December 2014 setting forth comments of the Staff of the Commission (the “Staff”) relating to the Form 6-K of BP p.l.c. (“BP”) for the fiscal quarter ended 30 September 2014 (the “3Q14 Form 6-K”) (File No. 001-06262).

In accordance with what we understand to be the Staff’s policy with respect to requests for confidential treatment of responses to the Staff’s comment letters, we are submitting two separate letters in response to the Staff’s comments. Concurrent with the submission to you of this letter, confidential treatment of portions of this letter is being requested under the Commission’s rules in accordance with 17 C.F.R. § 200.83. Accordingly, a separate version of this response letter is being filed by hand and not via EDGAR. This letter being submitted via EDGAR does not contain confidential information of BP and therefore is not submitted on a confidential basis.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Staff’s comment letter in italicized text, and have provided our responses immediately following each comment.

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Form 6-K for Fiscal Quarter Ended September 30, 2014

Notes on Financial Statements

Note 2 – Gulf of Mexico oil spill, page 18

(b) Provisions and contingent liabilities, page 20

Litigation and claims, page 21

1.
Your disclosure on page 22 states that the best estimate for the total cost of “those elements of the PSC settlement that BP considers can be reliably estimated is $9.7 billion” as of September 30, 2014. With regard to this estimate, you indicate that the total cost is likely to be “significantly higher” than the amount recognized to date but that “no reliable estimate can currently be made of any business economic loss claims not yet received, processed or paid by the DHCSSP, except where eligibility notice has been issued and is not subject to further appeal by BP within the claims facility.” Provide us with the analysis you performed in determining that $9.7 billion was the best estimate for the business economic loss claims under the Economic and Property Damages Settlement Agreement (“the EPD Settlement Agreement”). As part of your response, explain, in reasonable detail, how you have applied the relevant recognition and measurement provisions in IAS 37.

Response:
You have asked us to provide the analysis performed in determining that $9.7 billion was the best estimate for the business economic loss claims under the EPD Settlement Agreement.  We note that the total estimated cost of $9.7 billion relates to the entire Plaintiffs’ Steering Committee (PSC) settlement (comprising both the EPD Settlement Agreement (which comprised individual and business economic loss, property and other claims) and the Medical Benefits Settlement Agreement (MBSA)), and includes best estimates for all elements of that entire settlement except for further business economic loss (BEL) claims as described below.  The composition of the PSC settlement is described in Note 2 to the financial statements in BP’s 2013 Annual Report and Form 20-F.  Our response below provides the analysis that was performed for all those items that make up the $9.7 billion.

The table below sets out the breakdown of the total estimated cost by major category as at 30 September 2014.  In addition the table also shows the remaining provision recognised on the BP group balance sheet at that date.

BP HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF
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[****] Indicates that certain information contained herein has been omitted and filed separately with the Securities and Exchange Commission.
Confidential treatment has been requested with respect to the omitted portions.

Analysis of the $9.7 billion total estimated cost as at 30 September 2014

	Total estimated cost $ billion	Remaining provision $ billion
Business economic loss (BEL) claims*	[****]	[****]
Individual economic loss (IEL) claims	[****]	[****]
Total BEL and IEL claims	[****]	[****]
Property, medical (including the Gulf Region Health Outreach Program) and other claims and PSC fees	[****]	[****]
Seafood Compensation Program	2.3	-
Claims administration costs	[****]	[****]
Total	9.7	[****]

*
At 30 September 2014, the total estimated cost for BEL claims includes only those claims that had been received, processed and paid, plus eligibility notices issued that are not subject to further appeal by BP within the claims facility.  The remaining provision as at 30 September 2014 represents the eligibility notices issued that are not subject to further appeal by BP within the claims facility.  As set out below, in addition to these amounts there are also other BEL claims the total of which cannot be reliably estimated at this time.

We can categorise the various elements of the PSC settlement shown in the table above according to the level of uncertainty that currently exists as to the amount of the remaining obligation at 30 September 2014, as follows:

(a)	items for which there is no remaining obligation, or for which the amount is known, as there is little or no uncertainty remaining;

(b)	items for which some uncertainty remains, which in some cases could be a significant degree of uncertainty, but nevertheless are capable of reliable estimation; and

(c)	items which are extremely uncertain and which are not capable of reliable estimation.

Further details of the items falling within each of these categories are provided below.

(a)	Items for which there is little or no uncertainty

The costs of certain of the items covered by the PSC settlement and included in the analysis above are known because they are fixed under the terms of the relevant agreements.  As a result of the lack of uncertainty no amounts are recorded within provisions for these items because the liability has been settled or any remaining obligation is now recorded within payables:

•
Seafood Compensation Program: In the fourth quarter of 2012, a separate qualified settlement fund (QSF) was established for this programme, funded from the $20-billion Deepwater Horizon Oil Spill Trust.  Under the EPD Settlement Agreement, the total amount payable to the seafood industry is fixed at $2.3 billion, and the terms of the

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agreement provide for this amount to be paid out in full to claimants.  Upon establishment of the QSF the liability was considered to have been extinguished and therefore no provision exists for this item at 30 September 2014.

•
Gulf Region Health Outreach Program: The $0.1-billion total estimated cost of this element of the MBSA is a fixed amount and is being funded from the $20-billion Deepwater Horizon Oil Spill Trust.  Upon approval of the programme the liability for this item was transferred from provisions to payables and therefore no provision for this item exists at 30 September 2014.

(b)	Items for which a reliable estimate can be made

Estimates for certain other elements covered by the PSC settlement are subject to varying degrees of uncertainty, but in the judgement of BP management are capable of reliable estimation and therefore provisions have been recognised for these items.  These provisions are reviewed at each reporting date and adjusted as necessary to reflect the current best estimate.

In order to assess the potential exposure to BP for these items, management monitors the level of claims made and the amounts determined and paid out, along with developments in the interpretation of the PSC agreements and rulings made by the courts.  Also as part of the assessment process, an independent, external consulting firm was engaged to carry out detailed analysis in order to assist BP management in understanding the potential exposure with regard to claims brought by individuals and businesses under the PSC settlement.  The external consulting firm provided expertise in economic analysis and valuation, and its work supported the review and analysis of BP management.

As noted above, during the period since the establishment of the provision for these items, the estimates have been refined and updated and the amount of the provision adjusted as appropriate.  Experience of claims submission patterns and determinations, as well as evolving knowledge of the application of the terms of the agreement in practice, has allowed a track record to be established over that time, leading to reductions in the levels of uncertainty involved and increased confidence in the estimates.  The application of the terms of the EPD Settlement Agreement has largely been aligned with BP’s interpretation of the agreement, except in relation to BEL claims as described below.  BP management considers that reliable estimates can be determined for the following items.

•
Individual economic loss (IEL) claims:  Three different methods have been used by the external consulting firm to estimate the range of possible outcomes for the total estimated cost of IEL claims.  The three methods use differing modelling techniques and give different weightings to elements of the data, but are based on the same post-determination claims data and public statistics where appropriate.  The methods utilised actuarial analysis using generally accepted actuarial techniques; economic and statistical analysis which extrapolates from several large economic, geographic and demographic databases; and a combination of both statistical techniques and standard insurance industry insights.  BP management attaches greater weight to the actuarial method and has used this in determining the amount of the

BP HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF
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[****] Indicates that certain information contained herein has been omitted and filed separately with the Securities and Exchange Commission.
Confidential treatment has been requested with respect to the omitted portions.

provision, whilst using the other methods to corroborate the outcome.  The results of all three methods are broadly consistent.

•
Property, medical and other claims:  For other non-economic loss claims categories, forecast costs were based on current emergence in the claims facility, available claims facility data, historical data from the Gulf Coast Claims Facility (where applicable) and input from the BP claims team.  Distributions of results have been developed using statistical methods, including the use of Monte Carlo simulations.  As for the IEL claims, the external consulting firm carry out the detailed analysis that supports BP management’s judgement and decision on the amounts provided.

•
PSC fees:  The PSC settlement includes funding for common benefit legal fees and costs, with the total amount being capped.  We currently believe it is reasonable to assume that the full amount will be exhausted and therefore the cap represents our best estimate of the obligation and has been provided for.

•
Claims administration costs:  BP management reviews the provision for the cost of administering claims under the settlement agreements each quarter.  We developed scenarios of projected administration costs based on several assumptions including, but not limited to, claims filing rates, claims processing rates, the claim filing bar date, and cost estimates provided by the claims facility, as well as discussions with the claims facility administrator

•
Business economic loss claims for which eligibility notices have been issued that are not subject to further appeal by BP within the claims facility:  BP management believes that the amount of eligibility notices that have been issued, which will not be appealed by BP, represents a reliable estimate for these claims.  As at 30 September 2014 such claims amounted to less than [****].

(c)	Items for which no reliable estimate can be made

The element of the PSC settlement that continues to be subject to an extremely high degree of uncertainty is further BEL claims.  BP management considers that a provision for these claims is not capable of reliable estimation and therefore no provision has been recognised at 30 September 2014.  No amounts have been provided for: (i) BEL claims received but not yet processed; (ii) BEL claims which have been processed but not paid, except where an eligibility notice has been issued and is not subject to appeal by BP within the claims facility; and (iii) BEL claims which have not yet been received.  The external consulting firm also concludes that these claims are not capable of reliable estimation.

Uncertainties exist in relation to both the volume and value of such further BEL claims.  The much greater degree of uncertainty associated with these claims compared with, for example, the IEL claims described above, stems from a number of factors, including differences of opinion between BP and the claims administrator regarding various interpretations of the EPD Settlement Agreement, inconsistencies in the interpretations adopted by the claims administrator from time to time, and inconsistencies in the application of the requirements of the settlement agreement to individual claims.

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Two significant differences of interpretation that contributed to these uncertainties in the third quarter of 2014 related to matching and causation.  BP’s interpretation of the EPD Settlement Agreement has always been that awards should be based upon actual business economic losses calculated by recognising revenue in the appropriate period in which it was earned and matching corresponding expenses with those revenues to accurately reflect monthly economic performance, whereas the claims administrator was initially interpreting the agreement to permit revenue and expenses to be calculated based merely on when cash inflows and outflows happened to be entered in the books of the business, regardless of when the revenues were earned or whether the expenses corresponded to the revenues for any given period.  In relation to causation, BP believes that only claimants who suffered economic loss as a result of the oil spill should be eligible, but the claims administrator took the position that no such causation linkage needed to be demonstrated.  Both matters have been subject to legal challenge and appeal and are now substantially resolved as a matter of principle, although the causation issue was not finally resolved until after 30 September 2014, and uncertainties remain with respect to both issues.

The matching issue was, in general, resolved favourably to BP in a decision of the US Court of Appeals for the Fifth Circuit (the Fifth Circuit) in October 2013 and rulings of the district court in December 2013 and May 2014.  Pursuant to the December 2013 ruling, the claims administrator issued a lengthy and detailed revised matching policy that was approved by the district court in May 2014.  But while the legal dispute over the matching issue had, as a matter of principle, been resolved in a generally favourable manner as of May 2014, disputes, disagreements, and uncertainties regarding the proper application of the revised policy to particular claims and categories of claims continue to arise as the claims administrator has begun applying the revised policy to the numerous and varied pending BEL claims.

Meanwhile, in March and May 2014, the Fifth Circuit issued rulings on the causation issue.  Those rulings rejected BP’s position that the claims administrator was obligated to require BEL claimants to submit evidence establishing that their losses were caused by the spill, but made clear that claimants must attest under oath that their losses were caused by the spill and that “suspicious” or “implausible” claims would be investigated.  BP sought US Supreme Court (Supreme Court) review of the Fifth Circuit’s judgment, and BP’s petition for a writ of certiorari was still pending on 30 September 2014.  Moreover, disputes have continued to arise over the meaning and implementation of the attestation requirement affirmed by the Fifth Circuit.

During part of the time while the matching and causation issues were being litigated, the courts imposed an injunction on processing of BEL claims that lasted for nearly eight months in 2013-2014, with differing policies being used to calculate the awards before and after the injunction.  This change in policy has prevented statistical patterns of claims submissions and determinations being established, in turn preventing modelling techniques being used to determine a reliable estimate.  The various ongoing disputes over interpretive issues and application methodologies create further uncertainties that make reliable estimation impossible absent further clarity regarding the proper resolution of these disputes.  Furthermore, the amounts involved for the BEL claims are an order of magnitude greater than the IEL claims and therefore these uncertainties have a greater potential to materially impact BP’s financial statements.

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Volume of claims

With regards to the total number of BEL claims that may be received, we are unable to make a reliable estimate.  The resolution of the causation issue could result in more claims ultimately being submitted, although the extent to which that will occur may depend in part on the manner and extent (if any) to which the attestation requirement is ultimately enforced.  In addition, the Supreme Court’s denial of BP’s petition for certiorari (after the filing the 3Q14 Form 6-K) had the effect of setting a deadline for the submission of claims (the claims bar date is 8 June 2015).  It is possible that fixing the deadline may lead to an increase in the rate at which claims are received for the remainder of the period, as legal firms publicise the deadline to potential claimants.

In relation to the volume of BEL claims that have actually been received, we have the following aggregate data as at 11 January 2015 (the most recent data available):

•	In total, 119,700 BEL claims had been submitted, of which 70,000 claims remained undetermined, with some of these returned to claimants as ‘incomplete’, and 49,700 had been determined.

•	In relation to determined claims, 32,800 had been denied, whilst 16,900 were determined to be eligible and had been paid.

Value per claim

In relation to the value of BEL claims that have actually been processed and paid, we have the following aggregate data as at 11 January 2015 (the most recent data available):

•
Of the 16,900 claims that had been paid, 12,000 were determined and paid prior to the injunction that halted processing of BEL claims for nearly eight months whilst the matching and causation issues were under review by the court.  Since the injunction was lifted, only 4,900 claims have been determined and paid.  These are the only claims that have been determined under the revised matching policy.  Furthermore, a proportion of these claims are subject to appeal by BP.

The value of BEL claims paid since the injunction was lifted is significantly different from the value prior to the injunction, when the agreement was being misinterpreted.  However, it is too early to assess the factors causing this and therefore it is also too early to make any assessment as to whether this will continue.  As a result of the secrecy order described further in our response to Comment 2, BP does not have access to any data on claims prior to determination and does not know whether claims with certain characteristics are being determined first, which (if true) would mean that determinations to date are not representative of the total population of claims.  We understand, however, that there have been no, or only a small number of, claim determinations made under some of the specialised frameworks that have been put in place for particular industries (construction, professional services, agriculture and education) and so in this respect determinations to date are not representative.

These statistics illustrate that we have very little data to build up a track record of claims determinations under the policies and protocols that are now being

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applied following resolution of the matching and causation issues.  We therefore cannot estimate future trends of the proportion of claims that will be determined to be eligible, nor can we estimate the value of such claims.

These uncertainties continue to persist at the 2014 year-end.  Once we have a track record of claims determinations under the current interpretation of the agreement and we are able to estimate the total volume of BEL claims, we may be able to use a similar approach to that described above for estimating the cost of IEL claims.

Application of the relevant recognition and measurement criteria in IAS 37

Recognition

The recognition criteria in IAS 37 are set out in paragraph 14:

14.	A provision shall be recognised when:

(a)	an entity has a present obligation (legal or constructive) as a result of a past event;

(b)	it is probable that an outflow of economic resources embodying economic benefits will be required to satisfy the obligation; and

(c)	a reliable estimate can be made of the amount of the obligation.

For all elements of the PSC settlement, BP has a legal obligation and expects to satisfy the obligation by making payments to eligible claimants.  The first two criteria are therefore clearly met for all elements of the settlement.

For all elements of the settlement except for further BEL claims, we believe we have been able to make reliable estimates of the amount of the obligation and have therefore recognised the provision on the basis of our best estimates as described above.

As described in detail above, for further BEL claims we were unable, as at 30 September 2014, to make a reliable estimate of the amount of the obligation and therefore no provision was recognised.

Measurement

Guidance on the measurement of provisions is set out in IAS 37, paragraphs 36 to 39 set out below.

36.	The amount recognised as a provision shall be the best estimate of the expenditure required to settle the present obligation at the end of the reporting period.

37.
The best estimate of the expenditure required to settle the present obligation is the amount that an entity would rationally pay to settle the obligation at the end of the reporting period or to transfer it to a third party at that time. It will often be impossible or prohibitively expensive to settle or transfer an obligation at the end of the reporting period. However, the estimate of the amount that an entity would rationally pay to settle or transfer the obligation gives the best estimate of the

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expenditure required to settle the present obligation at the end of the reporting period.

38.
The estimates of outcome and financial effect are determined by the judgement of the management of the entity, supplemented by experience of similar transactions and, in some cases, reports from independent experts. The evidence considered includes any additional evidence provided by events after the reporting period.

39.
Uncertainties surrounding the amount to be recognised as a provision are dealt with by various means according to the circumstances. Where the provision being measured involves a large population of items, the obligation is estimated by weighting all possible outcomes by their associated probabilities. The name for this statistical method of estimation is ‘expected value’. The provision will therefore be different depending on whether the probability of a loss of a given amount is, for example, 60 per cent or 90 per cent. Where there is a continuous range of possible outcomes, and each point in that range is as likely as any other, the mid-point of the range is used.

As required by paragraph 36, BP has measured the provision recognised for each element of the PSC settlement at its best estimate of the obligation, as described above.

Paragraph 37 provides further guidance that the best estimate is represented by the amount that management would rationally pay to settle the obligation.  The arrangements set out in the EPD Settlement Agreement and our analysis of each major category covered by the PSC settlement has helped to determine the amount we would rationally pay to settle the obligation.

The guidance provided in paragraph 38 of the standard acknowledges that in some cases reports from independent experts may be used in determining estimates of financial outcomes.  We have used independent expert reports with respect to the PSC settlement, notably in relation to BEL and IEL claims, and property damage, medical and other claims.  As noted above, we engaged an external consulting firm which provided detailed analysis of the available data and determined ranges for possible outcomes and expected values.  The external consulting firm was not involved in negotiations when the agreement was signed.  It was engaged subsequently as an independent expert to support management with determining the level of provision.  BP management used the information provided by the external consulting firm, along with its own experience and judgement, to determine the best estimate amount that has been recognised in the financial statements at 30 September 2014.  Where relevant, the amounts recognised take into account claims data for the period after the balance sheet date but before the financial statements are issued, if material.

Paragraph 39 of IAS 37 requires that for large populations of items the obligation is estimated as the “expected value” i.e. by weighting all possible outcomes by their associated probabilities.  This is the approach used for those elements of the PSC settlement with large populations, i.e. the IEL claims, property damages claims, medical and other claims.  However, this guidance could not be applied to further BEL claims where the size of the population cannot currently be estimated and we do not have sufficient information currently to estimate all the possible outcomes and to ascribe probabilities to those outcomes.

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2.
The disclosure on page 21 indicates there are uncertainties that until resolved, preclude management from reliably estimating the value and volume of future business economic loss claims that have not been received, processed, and / or paid. Tell us how you considered the guidance per paragraph 39 of IAS 37 regarding the recognition of a provision for which there is a large population of items and a range of possible outcomes. Your response should separately address claims based on their status.

Response:	Paragraph 39 deals with the measurement of a provision for an obligation that involves a large population of items and a range of possible outcomes, as follows:

39.
Uncertainties surrounding the amount to be recognised as a provision are dealt with by various means according to the circumstances. Where the provision being measured involves a large population of items, the obligation is estimated by weighting all possible outcomes by their associated probabilities. The name for this statistical method of estimation is ‘expected value’. The provision will therefore be different depending on whether the probability of a loss of a given amount is, for example, 60 per cent or 90 per cent. Where there is a continuous range of possible outcomes, and each point in that range is as likely as any other, the mid-point of the range is used.

As described in response to Comment 1, we considered the guidance in paragraph 39 in relation to further BEL claims, but we concluded that it could not be applied in this case because it was not possible to develop a range of possible outcomes or to ascribe probabilities to possible outcomes.  Furthermore, the guidance in paragraph 39 envisages that the population of items, although large, can be identified.  However, in the case of further BEL claims, as noted above we are not able to identify the population and estimate its size.  The resolution of the causation issue is not necessarily expected to reduce this uncertainty in the short-term since, by determining that claimants need not affirmatively establish that their losses were caused by the spill and in light of the uncertainties regarding the extent (if any) to which the claims administrator will ultimately enforce the attestation requirement, there is now further uncertainty which is likely to lead to additional claims being made, as described above.

A range of possible outcomes could not be developed as at 30 September 2014 for the following reasons:

•
As described in our response to Comment 1, prior to the injunction the EPD Settlement Agreement had been misinterpreted by the claims administrator with regards to the matching of revenue and expenses for BEL claims.  Although this issue has been resolved going forward as a matter of principle and a revised matching policy is now in place, the processing of claims under the revised policy was at a very early stage as of 30 September 2014 and we considered that it was too early to draw any conclusions about claim eligibility and average claim values as compared to prior experience under the initial matching policy.  We understand, for example, that there have, as yet, been no, or only a small number of, claim determinations made under some of the specialised frameworks that have been put in place for particular

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industries (construction, professional services, agriculture and education).

•
BP does not have access to detailed claims data prior to the determination of claims.  In March 2014, the federal district court in New Orleans (the district court) issued a data secrecy order which has resulted in the loss of access to claim-specific data regarding pre-determination claims that are moving through the different stages of the claims adjustment process.  Whilst we receive information on the number of claims submitted to the claims facility, we do not receive information on their status or potential value.  The average time taken from claim submission to payment is 210 days, and during this time BP now receives no information such as breakdowns by damage category, industry and location.  We also do not know whether there is any particular approach to the processing of claims within the facility, for example whether high or low value claims, or claims from any particular location or industry are processed more promptly or more quickly.  As described above, we understand that there have, as yet, been no, or only a small number of, claim determinations made under some of the specialised frameworks that have been put in place for particular industries.  This means that it is not possible to calibrate forecasts of outcomes based on the knowledge of key characteristics of new claims and claims currently being processed.

Without an estimate of the size of the population, and without a range of possible outcomes to which probabilities could be ascribed, an “expected value” for the obligation could not be determined.  We therefore did not believe that a reliable estimate of the obligation could be made for further BEL claims and thus no provision was recognised as at 30 September 2014 for these items.

Paragraphs 25 and 26 of IAS 37 deal with the situation where no reliable estimate can be made of the amount of a provision, as follows:

25.
The use of estimates is an essential part of the preparation of financial statements and does not undermine their reliability. This is especially true in the case of provisions, which by their nature are more uncertain than most other items in the statement of financial position. Except in extremely rare cases, an entity will be able to determine a range of possible outcomes and can therefore make an estimate of the obligation that is sufficiently reliable to use in recognising a provision.

26.	In the extremely rare case where no reliable estimate can be made, a liability exists that cannot be recognised. That liability is disclosed as a contingent liability (see paragraph 86).

Paragraph 25 acknowledges that there may be extremely rare circumstances where no reliable estimate of a provision can be made.  For the reasons noted above we believe this to be the case for further BEL claims.  We have therefore followed the guidance in paragraph 26 that no provision is recognised in this case, and the liability has instead been disclosed as a contingent liability.

We have provided for BEL claims that have been received, processed and paid up to 30 September 2014.  In addition, we have provided for BEL claims for which eligibility notices have been issued and which are not subject to further

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appeal by BP within the claims facility - these items are included within provisions as at 30 September 2014 as described in our response to Comment 1.

No provision has been recognised for those BEL claims for which an eligibility notice has been issued but which are subject to further appeal by BP within the claims facility, the majority of which are being re-assessed under the revised matching policy.  These, along with claims received but not yet processed, have not been provided for.  In addition, no provision has been made in respect of BEL claims not yet received.

3.
Among the uncertainties you cite is whether there is a causation requirement under the EPD Settlement Agreement. However, we note recent court rulings appear to address some of these uncertainties such as the March 2014 affirmation that the EPD Settlement Agreement contained no causation requirement beyond the revenue and related tests and the May 2014 dissolution of the injunction that had halted the processing and payment of business economic loss claims to individuals whose injuries may not be traceable to the spill. Tell us how recent rulings such as these impacted your ability to record a provision for EPD Settlement Agreement obligations under IAS 37.

Response:	Uncertainties affecting measurement of the provision

In our 3Q14 Form 6-K, we identified the following uncertainties that affect our ability to measure a provision for further BEL claims:

(i)
the inherent uncertainty as to the interpretation of the EPD Settlement Agreement in respect of the issue of causation and the requirements for class membership, and the impacts of implementation of the revised policy for matching of revenues and expenses for BEL claims on the volume and value of those claims;

(ii)	the lack of sufficient claims data from which to extrapolate any reliable trends; and

(iii)	the uncertainty (at that time) as to the ultimate deadline for filing BEL claims, which was dependent on the date that all relevant appeals were concluded.

Recent rulings relating to BEL claims

Causation

In respect of causation issues, the district court ruled in December 2013 that the EPD Settlement Agreement contained no causation requirement beyond the revenue and related tests set forth in an exhibit to that agreement, and this was affirmed by the business economic loss panel of the Fifth Circuit in March 2014.  BP filed a petition for a review of this decision by all active members of the Fifth Circuit, but this was declined in May 2014 and the Fifth Circuit issued a mandate transferring the case back to the district court.  The district court dissolved the temporary injunction that had halted the processing and payment of BEL claims and instructed the claims administrator to resume these activities.

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In August 2014, BP filed a petition with the Supreme Court for review of the Fifth Circuit’s decision upholding the district court’s ruling regarding the causation issue.

As the 3Q14 financial statements were being prepared during October 2014, there had been no further significant developments on this issue and BP was still awaiting the outcome of its petition to the Supreme Court.

Subsequent to the preparation of the 3Q14 financial statements and filing the 3Q14 Form 6-K in October 2014, the Supreme Court declined, in December 2014, to review the Fifth Circuit’s decision in relation to the causation issue.

The conclusion of this issue also sets a deadline for the submission of new claims, being 6 months from that point (8 June 2015).

As discussed above, the denial of Supreme Court review provides some clarity regarding the causation issue, but at the same time the Fifth Circuit made clear that claimants must attest under oath that their losses were caused by the spill and that “suspicious” or “implausible” claims would be investigated.  Disputes have continued to arise over the meaning and implementation of the attestation requirement affirmed by the Fifth Circuit, and the ultimate impact of that requirement may depend in part on the manner and extent (if any) to which it is ultimately enforced.

Matching

As a result of a ruling of the district court in December 2013, a revised policy was developed for the matching of revenues and expenses in relation to BEL claims.  The district court approved the revised policy in May 2014, and in June 2014 issued an order establishing the process to determine which already-determined but unpaid claims should be subject to the revised policy.

Impact of rulings upon the uncertainties identified

(i)
In respect of the uncertainties concerning the interpretation of the EPD Settlement Agreement with respect to BEL claims, as described above, the resolution of the causation issue could result in more claims ultimately being submitted, although the extent to which that will occur may depend in part on the manner and extent (if any) to which the attestation requirement is ultimately enforced.  In addition, it is possible that the effect of setting a deadline for the submission of claims (to 8 June 2015) may lead to an increase in the rate at which claims are received for the remainder of the period or some portion thereof.  It is therefore even more difficult to determine the potential population of BEL claimants and a range of possible outcomes on which to base an estimate that is sufficiently reliable.  It is also possible that it could lead to a greater proportion of as yet undetermined claims being ultimately eligible for payment.

In respect of the matching issue, although the legal dispute over the matching issue has been resolved as a matter of principle and new protocols have been developed and adopted, at this stage there is very little information on how claims will be determined under the new protocols and it is likely to require a considerable amount of time before this information is available.  We are, however, already aware of some areas in

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which we do not believe that the revised policy is being applied correctly, leading to appeals.

(ii)
Lack of sufficient claims data - we still do not have sufficient data on which to base a reliable estimate of the provision.  As described above in our response to Comment 2, the revised matching policy is being implemented but to date very few claims have been determined on the new basis.  As noted above, it is too early to estimate what impact the ruling on causation will have on the volume and value of claims.  The lack of sufficient post-determination claims data is exacerbated by BP’s lack of access to pre-determination claims data.  BP has requested pre-determination claims data from the claims facility, but this has not been provided.  BP has appealed the data secrecy order referred to above which prevents access to pre-determination claims data, and, if successful, this may help us to determine a reliable estimate sooner.

(iii)
Ultimate deadline - we currently do not know what the impact of having an end date for claims submissions will be on the volume of claims received.  For example, it is possible that fixing the deadline may lead to an increase in the rate at which claims are received for the remainder of the period, as legal firms publicise the deadline to potential claimants.  In addition, even with the deadline fixed, at the current rate of processing and determining claims it is expected to take a considerable amount of time for BP to be in possession of sufficient data to make a reliable estimate.  If there is an uptick in the volume of claims submitted during this period, it is possible that the backlog of undetermined claims may increase if claims are received at a faster rate than they are being processed.

4.
You have also cited a lack of sufficient claims data from which to extrapolate any reliable trends along with the application of the revised policy for the matching of revenue and expenses as factors preventing the recognition of a provision for EPD Settlement Agreement obligations. Explain the nature of the claims data you need to estimate a provision compared to the data you currently have and tell us when you expect to have sufficient information. In addition, explain how management will determine that claims data provides you with “reliable trend” information.

Response:
As noted in our response to Comments 2 and 3 the obligations under the EPD Settlement Agreement for which a provision has not been recognised are: (i) BEL claims received but not yet processed; (ii) BEL claims which have been processed but not paid, except where an eligibility notice has been issued and is not subject to appeal by BP within the claims facility; and (iii) BEL claims which have not yet been received.

In order to reliably estimate a provision for these we believe we will need the information set out below.

Information related to establishing the total volume of claims to be received:

•	We will need to be able to estimate the ultimate number of BEL claims that will be submitted.

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Information related to establishing the total value of claims:

•	We will need a track record of applying the revised matching policy across all categories of claim, including any related appeals arising.

•	We will need sufficient post-determination claims data, with breakdowns by type of claimant e.g. industry, location etc to enable us to develop the necessary models.

•	We will need information that provides insight into the make-up of undetermined claims populations.

Currently we receive the following information:

•	The number of claims received (with no breakdown by category).

•	Information on final determinations made (on average this is 210 days after the claims were submitted).

•	Claim information for determined claims.

There is currently no reliable trend in the number of claims submissions that can be used as the basis of an estimate of the total submissions to be received.  In March and April 2014, the number of claims submitted increased to higher levels than previously, and it is thought that this was in reaction to a claim submission deadline provided in the EPD Settlement Agreement, although that deadline had in fact been superseded.  Since that time there has been a marked decrease in the rate of claims submissions.  However, it is too early to say whether this represents a stable trend.  It is also too early to estimate what impact the revised matching policy and the final ruling on the causation issue may have on the volume of claims submissions.  In addition, as noted above, the Supreme Court’s denial of certiorari effectively fixes the deadline for submission of claims and this could also have an impact on the trend.

We need to have a better understanding of the impact of the revised matching policy on the value of the BEL claims. As noted above, only a small number of BEL claims had been determined under the revised policy as of 30 September 2014 and it is too early to draw any conclusions about claim eligibility and average claim values as compared to prior experience under the initial matching policy.  Up to the end of the third quarter 2014, we understand that the claims facility had not processed any claims categorised under the policy’s specialised frameworks, i.e. claims from the construction, professional services, agriculture and education industries.  It is our understanding and expectation that the facility is working to integrate these frameworks into the claims process; however, we believe that it will be several months before the policy is fully operational.  We do not believe that claims experience under the initial matching policy will be representative of future claims experience under the revised matching policy.

Similar to our approach to estimating IEL claims, we intend to use more than one method to assess the potential range of exposures to BEL claims.  The information noted above will be used to develop these models.

In line with our usual process, we will review all the available information at each reporting date to assess the remaining uncertainties and whether it is

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possible to determine an estimate for the population and a range of possible outcomes for the BEL claims.  At that point a provision for further BEL claims will be made.  Based upon the current rate of processing claims of approximately 2,500 per month and the current number of claims outstanding of 69,900 it would take approximately 2.3 years before all claims already received were processed.  It is therefore unlikely that we will be able to estimate the provision reliably in the near term.

5.
Tell us whether and how the results of a third-party audit of the DHCSSP released November 25, 2014, will impact your ability to estimate the provision associated with these claims. Explain the basis for your conclusions.

Response:
The audit report deals with the operating effectiveness of the process within the claims facility.  It identifies more than 30 weaknesses in the claims administrator’s controls and more than 28 weaknesses in the programme vendor’s controls, all of which contribute to the risk of fraudulent claims being compensated.  In particular, the report raises issues regarding the settlement programme’s compliance with the documentation requirements in the settlement agreement.

We do not believe that the audit report will help us to reliably estimate the obligation for BEL claims.  The information we believe we need to be able to make a reliable estimate is that set out in our response to Comment 4.  However, the report does highlight weaknesses in the execution of the claims programme by the facility which only serves to further affirm our concerns about the validity of the data we receive from the facility.

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Clean Water Act penalties, page 22

6.
We note your statement that, as of September 30, 2014, you continued to “believe that a provision of $3,510 million represents a reliable estimate of the amount of the liability if the appeal is successful and this provision, calculated on the basis of the previous assumptions, has been maintained in the accounts.” Tell us whether you consider this amount to be the best estimate of the expenditure that will be required to settle this obligation pursuant to paragraphs 36 - 37 of IAS 37.  In responding, tell us how you applied this guidance in estimating the provision recognized based on the assumption that your appeal will be successful.

Response:	Best estimate as at 30 September 2014

We note that the amount provided for Clean Water Act (CWA) penalties of $3,510 million does not represent the best estimate, as at 30 September 2014, of the expenditure that will be required to settle the obligation.  This is explained below.

The provision was initially recognised in 2010, and the estimate of $3,510 million was determined at that time based on BP’s belief that it was not grossly negligent and did not engage in wilful misconduct.  For the reasons set out below, this provision has been maintained.

Following the district court’s decision, in September 2014, on the Phase 1 trial that the discharge of oil was the result of gross negligence and wilful misconduct of BP Exploration and Production Inc. (BPXP), we took the following approach to determining the appropriate accounting treatment for our 3Q14 reporting period.  In summary:

-	As we already had a provision of $3,510 million recorded, we looked to the guidance in paragraph 59 of IAS 37 which deals with changes in provisions.

-
As required by paragraph 59, we reviewed the provision with a view to determining a current best estimate (by reference to paragraphs 36 - 41 of IAS 37, dealing with measurement of provisions).  However, we concluded that it was not possible to determine a current best estimate.

-
We considered the paragraph 59 guidance that a provision is reversed where it is no longer probable that an outflow of resources will be required to settle the obligation.  We concluded that this was not applicable in this case as it continues to be probable that there will be an outflow of resources.

-	In these circumstances, our interpretation of the accounting standard is that the existing provision should not be reversed, but should be retained on the balance sheet at 30 September 2014.

-	We sought in our disclosures in the 3Q14 Form 6-K to describe what the retained provision of $3,510 million represented.

At each reporting date subsequent to the initial recognition of a provision, paragraph 59 requires us to review the provision and make any necessary adjustments to reflect the current best estimate, as follows:

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59.
Provisions shall be reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision shall be reversed.

Prior to the September 2014 district court ruling, BP reviewed its provision for the CWA obligation at the end of each reporting period and determined that no adjustment was necessary.  Following the September 2014 district court ruling, although BP continues to believe that the evidence does not support the ruling of gross negligence and BPXP has appealed it, a current best estimate would need to take into account the possibility that such an appeal will not be successful.  However, given this change in circumstances, BP management considers that it is no longer possible to make a reliable estimate of the expenditure that will be required to settle the obligation.  This is explained further in our response to Comment 7 below.

The guidance in paragraph 59 acknowledges that there may be circumstances where the recognition criterion relating to the probable outflow of economic benefits is no longer met, and in this circumstance specifically requires that a provision be reversed.  However, no guidance is provided in a case where an outflow continues to be probable but the criterion relating to reliable estimation is no longer met.  Our interpretation is that in such a case, reversal of the provision would not be correct.

We therefore concluded that as it is not possible to establish a current best estimate, and as we should not reverse the provision, it was appropriate to maintain the existing provision on the balance sheet at $3,510 million, supplemented by additional disclosures to explain the current situation and describe the basis on which the provision had been determined.  We also provided quantification of what the maximum exposure could be.

Estimation of provision based on assumption of successful appeal

Based on the assumption of a successful appeal, BP continues to believe that $3,510 million is a reliable estimate of the obligation.

Paragraphs 36 and 37 of IAS 37 state:

36.	The amount recognised as a provision shall be the best estimate of the expenditure required to settle the present obligation at the end of the reporting period.

37.
The best estimate of the expenditure required to settle the present obligation is the amount that an entity would rationally pay to settle the obligation at the end of the reporting period or to transfer it to a third party at that time. It will often be impossible or prohibitively expensive to settle or transfer an obligation at the end of the reporting period. However, the estimate of the amount that an entity would rationally pay to settle or transfer the obligation gives the best estimate of the expenditure required to settle the present obligation at the end of the reporting period.

This estimate was arrived at by multiplying an estimated volume of oil spilled by a penalty rate of $1,100 per barrel, the maximum penalty allowed by statute in the absence of gross negligence or wilful misconduct.  The estimated volume of oil spilled was determined from a range of possible outcomes.  Each outcome

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within the range of volumes was considered to be equally likely and therefore the mid-point of the range was utilised.  This is described in further detail on page 142 of BP’s Annual Report and Form 20-F 2013.

The $1,100 per-barrel penalty rate was utilised for the purposes of calculating the provision after considering and weighing all possible outcomes and in light of: (i) the company’s conclusion that it did not act with gross negligence or engage in wilful misconduct; and (ii) the uncertainty as to whether a court would assess a penalty below the $1,100 statutory maximum.

The provision for the CWA penalty has not been adjusted since it was booked initially in 2010 as it continued to be management’s best estimate of the obligation in the event the gross negligence ruling is not upheld.

Uncertainty exists in relation to the per-barrel rate of the penalty that will ultimately be imposed and, in October 2014 when we finalised our 3Q14 reporting, in relation to the volume of oil spilled.

The second phase of the MDL 2179 trial, which concluded in October 2013, addressed the volume of oil spilled into the Gulf of Mexico.  The US government presented a case that a greater volume of oil was released than BP has used in its estimate described above.  However, BP argued that a lower volume had been spilled, based on analysis carried out since the original volume estimate was made in 2010.  Given that the volume used in estimating the provision was within the range of the cases presented at trial, and that the court has wide discretion in determining its decision on the volume of oil spilled, in October 2014, we continued to believe that the volume used for the provision calculation remained appropriate.  On 15 January 2015, the district court issued its ruling in the Phase 2 Trial and found that 3.19 million barrels of oil were discharged into the Gulf of Mexico.  This is approximately the same amount we used to determine the provision.

The court is required to consider a number of enumerated factors in assessing the CWA penalty, including “the seriousness of the violation or violations, the economic benefit to the violator, if any, resulting from the violation, the degree of culpability involved, any other penalty for the same incident, any history of prior violations, the nature, extent, and degree of success of any efforts of the violator to minimize or mitigate the effects of the discharge, the economic impact of the penalty on the violator, and any other matters as justice may require”.  The court has wide discretion in deciding how to apply these factors and what relative weighting to ascribe to them.  There are very few, if any, other cases that we can look to for precedent as to the penalty rates imposed for spills of a similar nature and magnitude.  The penalty phase of the MDL 2179 trial which will decide the CWA penalty commenced on 20 January 2015 and BP does not expect a ruling until the second quarter of 2015, at the earliest.  Given this, we have no better estimate for the penalty rate than the value we used in the calculation of the provision recognised, assuming that the appeal against the gross negligence ruling will be successful.

On this basis, in BP management’s judgement, the provision recognised of $3,510 million remains a reliable estimate, assuming that the appeal against the gross negligence ruling will be successful.

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7.
We note you maintained a $3.5 billion provision for estimated civil penalties under the Clean Water Act (“CWA”) after the federal district court in New Orleans issued its decision in September 2014 that the discharge of oil was the result of gross negligence and wilful misconduct and that you will be subject to enhanced civil penalties. In light of this decision, provide us with the analysis you performed in determining that $3.5 billion remained the best estimate for the civil penalties you would rationally pay to settle this obligation as of September 30, 2014. Your response should specifically address paragraph 40 of IAS 37 regarding your evaluation of possible outcomes other than the individual outcome you consider to be most likely.

Response:
As discussed in our response to Comment 6, $3.5 billion is not our best estimate of the amount of the obligation at 30 September 2014.  Following the court’s September 2014 ruling of gross negligence, BP management considers that it is no longer possible to make a reliable estimate of the expenditure that will be required to settle the obligation, as explained below.

We considered the application of paragraph 40 to this situation, which deals with the measurement of a single obligation when there is more than one possible outcome, as follows:

40.
Where a single obligation is being measured, the individual most likely outcome may be the best estimate of the liability. However, even in such a case, the entity considers other possible outcomes. Where other possible outcomes are either mostly higher or mostly lower than the most likely outcome, the best estimate will be a higher or lower amount. For example, if an entity has to rectify a serious fault in a major plant that it has constructed for a customer, the individual most likely outcome may be for the repair to succeed at the first attempt at a cost of 1,000, but a provision for a larger amount is made if there is a significant chance that further attempts will be necessary.

BP does not believe that the evidence at trial supports a finding of gross negligence and wilful misconduct and has appealed the district court’s ruling.  However, given this development in the litigation process, and the requirements of paragraph 40, it would be appropriate to acknowledge that there is also a possible outcome of an ultimate ruling of gross negligence and to take this into account in the measurement of any best estimate, provided a reliable estimate can be determined.

However, given the significant uncertainties that existed at 30 September 2014, it was not possible to make a reliable estimate of the CWA penalty, particularly as the possible range for the per-barrel penalty rate becomes much wider in the event the gross negligence ruling is upheld, with a statutory maximum of up to $4,300 per barrel.

As described above, the court has wide discretion in deciding how to apply the statutory penalty factors and what weighting to ascribe to the different factors.

As noted in our response to Comment 6 above, we considered the application of the penalty factors when we initially recognised the CWA penalty provision in 2010, but in the light of BP’s conclusion that it did not act with gross negligence, and the uncertainties as to whether a court would assess a penalty below the maximum of $1,100 per barrel, we judged it appropriate to use this rate in the calculation of the $3.5 billion as the best estimate at that time.

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In considering the application of the penalty factors and the penalty rate that might be imposed by a court in the light of a ruling of gross negligence, we do not believe that it would be appropriate to use the maximum possible penalty rate in this scenario, which would be $4,300 per barrel.  As a result of the much wider range of potential outcomes and because the court has wide discretion in deciding how to apply these factors to determine the penalty rate and what weighting to ascribe to different factors, as opposed to the application of some mathematical formula, we cannot determine reliable probabilities for each outcome in the wide range of the potential penalty which would enable us to determine a reliable estimate of the obligation.  Any misjudgement of the penalty rate in the case where the gross negligence ruling is ultimately upheld would have a far more material impact on BP’s financial statements than a proportionally similar misjudgement in the absence of gross negligence.

Prior to the district court’s ruling on 15 January 2015, the potential maximum penalty if the gross negligence ruling is upheld was up to approximately $18 billion (based on the US government’s estimate of the volume of oil spilled and the maximum per-barrel penalty rate), resulting in an extremely wide range for the potential penalty from $100,000 (the statutory minimum) to $18 billion.  Based on the 15 January ruling that 3.19 million barrels of oil were discharged into the Gulf of Mexico, the potential maximum penalty if the gross negligence ruling is upheld is $13.7 billion.  Given the size of the range, and that it is not possible to ascribe reliable probabilities to outcomes within the range, it is not possible to arrive at a reliable estimate.  In order to be reliable, an estimate must be free from error (IFRS Conceptual Framework, Chapter 4).  BP’s reported profit for the nine-month period to 30 September 2014 was $8.4 billion.  Therefore it is clear that the selection of an inappropriate estimate from within the range of possible outcomes for the CWA penalty could introduce a material error into the group’s result.

Therefore, given the uncertainties regarding how the court will apply the penalty factors it is not possible to reliably estimate the potential CWA penalty in the event the gross negligence ruling is upheld.

As discussed in our response to Comment 6, the inability to make a reliable estimate leads us to maintain the existing provision.  We provided extensive disclosure in the 3Q14 Form 6-K concerning the 4 September 2014 court ruling, the provision recorded and the maximum potential penalty that may be imposed.

*****

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We acknowledge that BP is responsible for the adequacy and accuracy of the disclosure in its 3Q14 Form 6-K, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to BP’s 3Q14 Form 6-K, and that BP may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss the foregoing with you and the Staff at your convenience either by telephone or in person.

Very truly yours,

/s/ B. Gilvary

Dr B. GILVARY

cc:	K.A. Campbell (Sullivan & Cromwell LLP)